SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of December, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ n.º 33.700.394/0001 -40
NIRE 35300102771

PUBLICLY HELD COMPANY

SUMMARY MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON DECEMBER 18, 2008.

PLACE AND TIME: Av. Eusébio Matoso, No. 891, 22nd floor – São Paulo - SP, 09h30 a.m.

CHAIRMAN: Pedro Sampaio Malan

QUORUM: Totality of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

The Board of Directors, pursuant to the terms of the Company’s By-laws, approves the execution of the Protocol and Justification of Partial Spin – Off (“Protocol and Justification”) by the management bodies of the Company and of Banco Itaú S.A. (“ITAÚ”), financial institution enrolled on the Corporate Taxpayers Enrollment N. 60.701.190/0001 -04 and with its head office located at Praça Alfredo Egydio de Souza Aranha, 100, Itaúsa Tower, city of São Paulo, State of São Paulo, and authorizes any two Officers of the Company to execute such document on behalf of the Board of Directors.

Moreover, the Board of Directors proposes to the shareholders to hold a Shareholders Meeting in order to decide on the following proposals:

(i) approval of the Protocol and Justification;

(ii) approval of the partial spin – off of the Company with the transfer of the spun-off portion of its shareholders’ equity to ITAÚ;

(iii) approval of the reduction of the corporate capital of the Company, on the same amount of the transferee portion, without the cancelation of shares, due to the transfer of the spun-off portion of the shareholders’ equity to ITAÚ, with the correspondent change on the caput of article 4th of the by – laws of the Company;

(iv) approval of the consolidation of the By–laws of the Company; and

(v) authorization to the management body of the Company, represented under the provisions of its By-laws, to perform and execute all the acts and documents necessary to the implementation and formalization of the resolutions taken hereby;

São Paulo, December 18, 2008. (aa) Pedro Sampaio Malan, Pedro Moreira Salles, Francisco Eduardo de Almeida Pinto, Guilherme Affonso Ferreira, Israel Vainboim Pedro Luiz Bodin de Moraes, Joaquim Francisco de Castro Neto, João Dionísio Filgueira Barreto Amoedo and Vicente Falconi Campos

The present is an identical copy of the one registered in the Minutes Book of the Company.

São Paulo, December 18, 2008.
___________________________________

___________________________________

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 18, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.